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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 ---------------

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)


                                  GETTHERE INC.
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                            (Name of Subject Company)


                                  GETTHERE INC.
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                      (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)


                                   374266-10-4
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                      (CUSIP Number of Class of Securities)


                                   GADI MAIER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  GETTHERE INC.
                              4045 CAMPBELL AVENUE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 752-1500
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                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    COPY TO:

                             RICHARD V. SMITH, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                        OLD FEDERAL RESERVE BANK BUILDING
                               400 SANSOME STREET
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 392-1122

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         This Amendment No. 5 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") relates to the tender offer of by GetThere Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Sabre Holdings Corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 11, 2000, to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share, of GetThere Inc., a Delaware corporation, at a price of $17.75 per share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2000 and the related Letter of Transmittal. The purpose of this Amendment No. 5 is to amend and supplement Items 4 and 9 of the Schedule 14D-9 as described below. Defined terms used herein and not defined have the meanings given them in the
Schedule 14D-9 previously filed.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Item 4 is amended and supplemented as set forth below. The text of Item 4 as previously filed is incorporated herein by reference.

         The email and facsimile communication to non-employee directors of GetThere Inc., attached as Exhibit 12, is incorporated herein by reference.

ITEM 9.  EXHIBITS

Item 9 is hereby amended and restated as follows:

Exhibit 1         Form of Offer to Purchase, dated September 11, 2000
                  (incorporated by reference to Exhibit (a)(i)(A) to Sabre
                  Holdings Corporation's and GetThere Acquisition Corp.'s Tender
                  Offer Statement on Schedule TO dated September 11, 2000, as amended (the "Schedule TO")). (1)

Exhibit 2         Letter of Transmittal (incorporated by reference to Exhibit
                  (a)(i)(B) to the Schedule TO). (1)

Exhibit 3 Agreement and Plan of Merger, dated as of August 28, 2000, among GetThere Inc., Sabre Inc., and Sabre Holdings
                  Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed September 1, 2000 by Sabre Holdings
                  Corporation, GetThere Acquisition Corp. and certain other parties (the "Schedule 13D"). (1)

Exhibit 4         Assignment and Assumption Agreement, dated as of August 30,
                  2000, among GetThere Inc., Sabre Inc., and Sabre Holdings
                  Corporation (incorporated by reference to Exhibit 3 to the Schedule 13D). (1)

Exhibit 5 Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre
                  Holdings Corporation (incorporated by reference to Exhibit 4 to the Schedule 13D). (1)

Exhibit 6 Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre
                  Holdings Corporation (incorporated by reference to Exhibit 5 to the Schedule 13D). (1)

Exhibit 7         Letter to stockholders of GetThere Inc. dated September 11,
                  2000.* (1)

Exhibit 8 Press Release issued August 28, 2000 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed August 29,
                  2000). (1)

Exhibit 9         Travel Weekly Daily Bulletin September 26, 2000 interview with
                  Gadi Maier. (1)

Exhibit 10        Email communication to employees of GetThere Inc. October 5,
                  2000 (1)

                                       2


Exhibit 11        Email communication to employees of GetThere Inc. October 6,
                  2000. (1)

Exhibit 12 Email and facsimile communication to non-employee directors of GetThere Inc. October 6, 2000. (2)

ANNEX A           INFORMATION STATEMENT

ANNEX B           OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

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*    Included with Schedule 14D-9 mailed to GetThere stockholders.

(1)  Previously filed.

(2)  Filed herewith.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 9, 2000

                                       GETTHERE INC.

                                       By: /s/ GADI MAIER
                                           -------------------------------------
                                           Gadi Maier
                                           Chief Executive Officer and President

                                  EXHIBIT INDEX

Exhibit 1         Form of Offer to Purchase, dated September 11, 2000
                  (incorporated by reference to Exhibit (a)(i)(A) to Sabre
                  Holdings Corporation's and GetThere Acquisition Corp.'s Tender
                  Offer Statement on Schedule TO dated September 11, 2000, as amended (the "Schedule TO")). (1)

Exhibit 2         Letter of Transmittal (incorporated by reference to Exhibit
                  (a)(i)(B) to the Schedule TO). (1)

Exhibit 3 Agreement and Plan of Merger, dated as of August 28, 2000, among GetThere Inc., Sabre Inc., and Sabre Holdings
                  Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed September 1, 2000 by Sabre Holdings
                  Corporation, GetThere Acquisition Corp. and certain other parties (the "Schedule 13D"). (1)

Exhibit 4         Assignment and Assumption Agreement, dated as of August 30,
                  2000, among GetThere Inc., Sabre Inc., and Sabre Holdings
                  Corporation (incorporated by reference to Exhibit 3 to the Schedule 13D). (1)

Exhibit 5 Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre
                  Holdings Corporation (incorporated by reference to Exhibit 4 to the Schedule 13D). (1)

Exhibit 6 Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre
                  Holdings Corporation (incorporated by reference to Exhibit 5 to the Schedule 13D). (1)

Exhibit 7         Letter to stockholders of GetThere Inc. dated September 11,
                  2000.* (1)

Exhibit 8 Press Release issued August 28, 2000 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed August 29,
                  2000). (1)

Exhibit 9         Travel Weekly Daily Bulletin September 26, 2000 interview with
                  Gadi Maier. (1)

Exhibit 10        Email communication to employees of GetThere Inc. October 5,
                  2000 (1).

Exhibit 11        Email communication to employees of GetThere Inc. October 6,
                  2000. (1)

Exhibit 12 Email and facsimile communication to non-employee directors of GetThere Inc. October 6, 2000. (2)

ANNEX A           INFORMATION STATEMENT

ANNEX B           OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

-------------
*    Included with Schedule 14D-9 mailed to GetThere stockholders.

(1)  Previously filed.

(2)  Filed herewith.